KTF MTPS N-SAR ITEM 77 RESPONSES

DWS Municipal Income Trust (the "Fund")

Sub-Item 77I: Terms of new or amended
securities

During the reporting period, the Fund issued 37,773 floating rate municipal term preferred shares
("MTPS") in a private offering. The Fund used the proceeds of the MTPS issuance to repurchase approximately 95% of its outstanding remarketed preferred shares ("Remarketed Preferred Shares") tendered at a price equal to 96% of the Remarketed
Preferred Shares' per share liquidation preference plus any unpaid accrued dividends. The
Remarketed Preferred Shares tender offer and corresponding MTPS issuance did not result in a change in the amount of the Fund's overall leverage.

The Fund's Statement Establishing and Fixing the
Rights and Preferences of Floating Rate Municipal
Term Preferred Shares (the "Statement of
Preferences") contains a description of the Fund's
MTPS. A copy of the Statement of Preferences is attached under Sub-Item 77Q1(a).